Exhibit 10.3

September 7, 2014

Frank Paci

510 Tullamore Way

Milton, Georgia 30004

Dear Frank:

This letter agreement (the “Agreement”) between Frank Paci (the “Executive”) and Einstein Noah Restaurant Group, Inc. and its successors and assigns (the “Company”) is entered into effective contemporaneously with Executive’s start date of employment with the Company as set forth above (the “Effective Date”).

This Agreement commences as of the Effective Date and the Agreement and its term shall remain in effect while the Executive is employed by the Company, unless modified or earlier terminated by mutual agreement of the parties to this Agreement or by the Company without “Cause” or with “Cause” or by the Executive for “Good Reason”, as such terms are defined below.

The Company and the Executive agree as follows:

1.	Severance Payments and Benefits. If the Executive’s employment with the Company is terminated by the Company without Cause or by the Executive for Good Reason (a “Qualifying Termination”), in addition to all accrued but unpaid salary and accrued vacation and unused paid time off, or PTO, the Company shall provide to the Executive a severance payment as set forth in (a) below and the continued benefits as set forth in (b) below.

a.	Severance Payment. The Company shall provide a severance payment in the amount equal to the Executive’s then current annual base salary (collectively the “Severance Payments”). The Severance Payments will be made in equal installments commensurate with the Company’s payroll calendar for the one-year period.

b.	Executive Benefits. The Executive will continue to have access to coverage under the Company’s medical, dental, vision, and prescription drug plan (if and as such plans then exist) for a period equal to the COBRA period under Section 4980B of the Code. The continuing coverage will be the same coverage that the Executive had at the time of the Qualifying Termination, subject to any changes to the Company’s benefit plan that affect all then current employees. The Executive’s cost shall be the same as the cost of an eligible active employee throughout the coverage period. In addition, the Executive shall be eligible to continue life insurance benefits for a period of the same length on terms that are no less favorable than those to which the Executive and his spouse and eligible dependents were receiving immediately prior to the date of the Qualifying Termination. The Executive may be required to complete any administrative forms and comply with any applicable COBRA rules and procedures as determined by the Company or its delegate. The benefits described in this Section 3(b) collectively, the “Continued Benefits.”

c.	No Mitigation. The Executive shall not be required to seek other employment to mitigate damages, and any income earned by the Executive from other employment or self-employment shall not be offset against any obligations of the Company to pay Severance Payments or provide benefits to the Executive under this Agreement.

2.	Time and Form of Payments and Benefits. Subject to the execution by the Executive of the release and waiver described below and the expiration of the revocation period, the first installment of the Severance Payments shall be paid by the Company to the Executive on the first day the release and waiver of all claims set forth on Exhibit A becomes irrevocable and within 28 days following the date of the Executive’s “separation from service” (as determined consistent with the requirements of Section 409A); provided, however, if this 28-day period begins in one calendar year and ends in a later calendar year, the payment will begin in the later calendar year on a date determined by the Company within the 28-day period. The Continued Benefits shall be provided as set forth above.

3.	Covenants.

a.	Covenants of the Company. In order to induce the Executive to join and remain in the employ of the Company and in consideration of the covenants of the Executive set forth in subsection (b) hereof, the Company agrees to provide (i) all payments and benefits as set forth in this Agreement and (ii) a mutual release and indemnification to the Executive in the form set forth on Exhibit A, which is incorporated herein by reference.

b.	Covenants of the Executive. In consideration of the payments and benefits to be provided by the Company to the Executive pursuant to this Agreement, the Executive hereby agrees to provide a mutual release and to comply with the confidentiality and non-solicitation provisions in the form set forth on Exhibit A, which is incorporated herein by reference.

The attached Exhibit A is a form of Mutual Release, Indemnification, Confidentiality and Non-Solicitation agreement. Following the Executive’s termination of employment pursuant to the terms of this Agreement, and prior to payment of any amounts or benefits hereunder, the Executive and the Company agree to execute an agreement substantially in the form of Exhibit A.

4.

Taxes and Section 409A. The Company shall be entitled to withhold from any payments any amount of withholding required by law. The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Code, to the extent subject thereto, and accordingly, to the maximum extent permitted, this Agreement shall be interpreted and administered to be in compliance therewith. Notwithstanding anything contained herein to the contrary, the Executive shall not be considered to have terminated employment with the Company for purposes of any payments under this Agreement which are subject to Section 409A until the Executive would be considered to have incurred a “separation from service” within the meaning of Section 409A. Each amount to be paid or benefit to be provided under this Agreement shall be construed as a separate identified payment for purposes of Section 409A. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six-month period immediately following the Executive’s separation from service shall instead be paid on the first business day after the date that is six months following the Executive’s separation from service (or, if earlier, the Executive’s date of death) (the “Termination Date”). To the extent required to avoid an accelerated or additional tax under Section 409A, amounts reimbursable to the Executive under this Agreement shall be paid to the Executive on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in kind benefits provided to the Executive) during one year may not affect amounts reimbursable or provided in any subsequent year. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. Notwithstanding any other provision of this Agreement, if any payment or benefit provided to Executive in connection with the termination of his employment is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and Executive is determined to be a “specified employee” as defined in Section 409A(a)(2)(b)(i), then such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of the Termination Date (the “Specified Employee Payment Date”). The aggregate of any payments that would otherwise have been paid before the Specified Executive Payment Date shall be paid to Executive in a lump sum on the Specified Executive Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule. The Company shall indemnify and hold Executive harmless if Executive incurs additional tax under Section 409A as a result of a violation of Section 409A under this Agreement (an “Indemnified Section 409A Violation”) that occurs as a result of (1) the Company’s clerical error (other than an error caused by erroneous information provided to the Company by Executive), (2) the Company’s failure to administer this Agreement or any deferred compensation arrangement or plan, including the Omnibus Plan, in accordance with its written terms (such written terms, the “Employment Documents”), or (3) the Company’s failure to maintain the Employment Documents in compliance with Section 409A of the Code; provided, that the indemnification set forth in clause (3) shall not be available to Executive if (x) the Company has made a reasonable, good faith attempt to maintain the Employment Documents in compliance with Code Section 409A but has failed to do so or (y) the Company has maintained the Employment Documents in compliance with Section 409A of the Code but subsequent issuance by the Internal Revenue Service or the Department of the Treasury of interpretive authority results in the Employment Documents not (or no longer) complying with Section 409A of the Code (except that, if the Company is permitted by such authority or other authority to amend the Employment Documents to bring them into compliance with Section 409A of the Code and fails to do so, then such indemnification shall be provided to Executive). In the event of an Indemnified Section 409A Violation, the Company shall reimburse Executive for (1) the 20% additional income tax described in Section 409A(a)(1)(B)(i)(II) of the Code (to the extent that Executive incurs the 20% additional income tax as a result of the Indemnified Section 409A Violation), and (2) any interest or penalty that is assessed with respect to Executive’s failure to make a timely payment of the 20% additional income tax described in clause (1), provided that Executive pays the 20% additional income tax promptly upon being notified that the tax is due. Executive shall reasonably cooperate with measures identified by the Company that are intended to mitigate the Section 409A Tax to the extent that such measures do not materially reduce or delay the payments and benefits to Executive hereunder.

5.	Release and Waiver. The obligation of the Company to pay the Severance Payment and to provide the Continued Benefits set forth in this Agreement is conditioned upon the Executive executing and not revoking a release of all claims in the form shown on Exhibit A, which is incorporated herein by reference and is acceptable to the Company and the Executive.

6.	Governing Law. This Agreement shall be construed, interpreted and governed in accordance with the laws of the state of Colorado, without reference to rules relating to conflicts of law.

7.	Effect on Prior Agreements. Except for provisions in the offer letter agreement between the Company and Executive dated August 25, 2014 (the “Offer Letter”) and in the Change in Control (“CIC”) letter agreement between the Executive and the Company dated September 7, 2014 (the “CIC Agreement”) that are not affected by this Agreement and amendments to this Agreement, this Agreement contains the entire understanding between the Company and the Executive and supersedes in all respects any prior or other agreements or understandings between the Company and the Executive.

8.	Amendment and Termination. This Agreement may only be amended by written agreement of the Company and the Executive.

9.	Definitions. For purposes of this Agreement, the following definitions shall apply:

“Cause” means only that Executive: (A) has willfully failed to comply with applicable laws and regulations in performing Executive’s job duties or in connection with the conduct of the Company’s business; (B) committed an act against the Company, or any of the Company’s officers, directors, shareholders, employees, agents, clients or customers, involving willful fraud, dishonesty, or illegality; (C) was convicted (which through lapse of time or otherwise, is not subject to appeal) or entered a plea of “no contest” (or similar plea) to a felony or crime of moral turpitude; (D) has materially breached this Agreement; or (E) has repeatedly failed to comply with reasonable instructions communicated to him by the Company’s Board of Directors or otherwise has repeatedly failed to adequately and effectively perform Executive’s duties as set forth in the Offer Letter, after having been given notice of such failures and an opportunity to cure such determination to be made in good faith by the Company’s Board of Directors; provided, however, that failure to meet any financial budget or business plan or sales target for the Company shall not constitute Cause and further provided that isolated or insubstantial performance failures shall not constitute Cause for purposes of clauses (D) and (E) above and provided, further, in the case of subsections (A), (B), (D) or (E), such violation or violations must remain uncured after notice from the Company and if any such violation or violations is capable of a cure during such period of time, thirty (30) days’ opportunity to cure, prior to the termination of Executive’s employment for Cause. For purposes of the definition of “Cause” under this Agreement, no act, or failure to act, on Executive’s part shall be considered “willful” if it was done, or omitted to be done, in good faith and with reasonable belief that such action or omission was in the best interest of Company. Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a formal written notice from the Company’s Board of Directors certifying that in the opinion of the Company’s Board of Directors, Executive engaged in conduct set forth above in clauses (A) through (E) above, and specifying the particulars thereof. For purposes of the definition of “Cause” under the Company’s 2011 Omnibus Incentive Plan, as amended from time to time (the “Omnibus Plan”), this Severance Letter shall be deemed an “employment agreement” for purposes of varying the definition of “Cause” applicable to the Executive under the Omnibus Plan.

“Code” means the Internal Revenue Code of 1986, as amended and all applicable regulations and guidance thereunder.

“Good Reason” means one or more of the following conditions arising on or after the Effective Date without the consent of the Executive: (i) a reduction of 10% or more in the amount of the Executive’s base salary and target bonus amount as in effect as of the Effective Date, as such amounts may have been increased (but not decreased) after the Effective Date or the Executive’s benefits under any material benefit plan or program of the Company is or are reduced if similar reductions are not made for substantially all other senior executives ; (ii) a material diminution in the Executive’s authority, duties or responsibilities as President and Chief Executive Officer of the Company, with respect to which Executive shall have overall responsibility for the day-to-day operations of the Company, subject to the direction of the Board of Directors of the Company, and pursuant to which Executive shall perform those duties with respect to such office as are set forth in the Company’s Bylaws and consistent with the title and duties of President and Chief Executive Officer of a company as customarily understood, with Executive reporting directly to the Board ; (iii) the requirement by the Company or any surviving company or other successors or assigns that the Executive report to any person instead of reporting directly to the Board, (iv) any diminution in excess of 5% of the budget over which the Executive had authority immediately prior to any such diminution, (v) the requirement by the Company or the surviving company or any other successors or assigns that the Executive relocate the Executive’s principal work location to a location more than 50 miles from where the Executive’s office is located immediately prior to the proposed implementation of any such proposed move, except for required travel on Company business to an extent substantially consistent with the business travel obligations of the Executive prior to such proposed move, or (vi) any other material breach by the Company or the surviving company or any other successor or assigns of any material provision of any of this Agreement, the Offer Letter or the CIC Agreement. For “Good Reason” to be deemed to have occurred under this Agreement, the Executive must have provided written notice to the Company within 90 calendar days of the initial existence of the condition that constitutes such Good Reason and upon receipt of such notice the Company will have a period of 30 calendar days during which it may remedy the condition and not be required to pay the Severance Payments or provide the benefits called for under this Agreement, after which time the Executive may terminate this Agreement for Good Reason and receive such Severance Payments and benefits.

“Section 409A” means section 409A of the Code and all applicable regulations and other guidance thereunder.

IN WITNESS WHEREOF, the Company and the Executive have executed this Agreement in one or more counterparts on the dates set forth below, to be effective as of the Effective Date.

Einstein Noah Restaurant Group, Inc. the Company		Frank G. Paci
the Executive

/s/ Nelson Heumann		/s/ Frank G. Paci
Nelson Heumann
Chair of The Board of Directors

Date:	9/7/2014	Date:	9/7/2014

EXHIBIT A

Form of

Mutual Release, Indemnification, Confidentiality and Non-Solicitation Provisions

1.	Mutual Release. The Executive, for himself, his heirs, personal representatives and assigns, and any other person or entity that could or might act on behalf of him, including, without limitation, his counsel (all of whom are collectively referred to as “Executive Releasers”), and the Company, its parents, divisions, subsidiaries, affiliates, and each of their past and present officers, agents, directors, executives, shareholders, independent contractors, attorneys and insurers (all of whom are collectively referred to as “Company Releasers), hereby fully and forever release and discharge each other of and from any and all actions, causes of action, claims, demands, costs and expenses, including attorneys’ fees, of every kind and nature whatsoever, in law or in equity, whether now known or unknown, that each Releaser, or any person acting under any of them, may now have, or claim at any future time to have, based in whole or in part upon any act or omission occurring from the beginning of time through the date of execution of this Agreement, including but not limited to, any claim in connection with the Executive’s employment relationship with the Company, or the termination thereof, without regard to present actual knowledge of such acts or omissions, including specifically, but not by way of limitation, matters which may arise at common law, such as breach of contract, express or implied, promissory estoppel, wrongful discharge, tortious interference with contractual rights, infliction of emotional distress, defamation, or under federal, state or local laws, that may be legally waived and released such as the Fair Labor Standards Act, the Employee Retirement Income Security Act, as amended (with respect to unvested benefits), the National Labor Relations Act, Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Rehabilitation Act of 1973, the Equal Pay Act, the Americans with Disabilities Act; EXCEPT for the rights and obligations created by this Agreement, the Severance Letter dated September , 2014 between the Company and the Executive (the “Severance Letter”) and the Offer Letter and CIC Agreement referred to in the Severance Letter AND EXCEPT for any vested rights under any pension, retirement, profit sharing, health and welfare or stock option, or similar plan and any Severance Benefits and Continuing Benefits, as such terms are defined in the Severance Letter.

Each party hereby warrants that it or he has not assigned or transferred to any person any portion of any claim which is released, waived and discharged above.

The Executive further warrants that except as he has reported to the Company before the Separation Date, he has not experienced any illness, injury, or disability compensable or recoverable under the worker’s compensation laws of any state.

The Executive further represents and warrants that he has been given at least 21 days to review and consider his rights and obligations under this Agreement (although he may voluntarily choose to sign this Agreement earlier) and he may revoke this Agreement within the seven (7) day period following his execution of this Agreement.

Each party specifically represents that it or he has had a full and fair opportunity to consult with counsel of its or his own choosing concerning the agreements, representations, and declarations set forth in this Agreement. Each party understands and agrees that by signing this Agreement it or he is giving up its or his right to bring any legal claim against the other party concerning, directly or indirectly, the Executive’s employment relationship with the Company, including the Executive’s separation from employment. Each party agrees that this legal release is intended to be interpreted in the broadest possible manner in favor of the other party, to include all actual or potential legal claims that one party may have against the other, except as specifically provided otherwise in this Agreement. Notwithstanding any other provision of this Agreement, this release shall not waive or in any way limit or otherwise affect the Executive’s rights, if any, to indemnification and/or defense in connection with any claim that may be asserted against the Executive as a consequence of his employment with the Executive, whether such rights arise under the Company’s articles of incorporation, bylaws, insurance contracts or otherwise. Specifically, the Company shall indemnify and hold the Executive harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, in the event the Executive was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person.

2.	Protection of Trade Secrets and Confidential Information.

a.	Definition of “Confidential Information.” As used in this agreement, “Confidential Information” means all nonpublic information (whether in paper or electronic form, or contained in Executive’s memory, or otherwise stored or recorded) relating to or arising from the Company’s business, including, without limitation, trade secrets used, developed or acquired by the Executive in connection with its business. Without limiting the generality of the foregoing, “Confidential Information” shall specifically include all information concerning the manner and details of the Company’s operation, organization and management; financial information and/or documents and nonpublic policies, procedures and other printed, written or electronic material generated or used in connection with the Company’s business; the Company’s business plans and strategies; the details of the Company’s relationships with its distributors, contractors and vendors; nonpublic forms, contracts and other documents used in the Company’s business; all confidential information concerning the Company’s executives, agents and contractors, including without limitation such persons’ compensation, benefits, skills, abilities, experience, knowledge and shortcomings, if any; the nature and content of proprietary computer software used in the Company’s business; and all other information concerning the Company’s concepts, prospects, customers, executives, agents, contractors, earnings, products, services, equipment, systems, and/or prospective and executed contracts and other business arrangements. “Confidential Information” does not include information that (i) is now in or later enters the public domain through no wrongful act on the part of the Executive, (ii) was in possession of the Executive prior to receipt from the Company, (iii) is or was independently developed by the Executive without use of the Company’s confidential information, (iv) is furnished to others by the Company without restrictions similar to those herein on the right of the Executive to use or disclose such information, or (v) must be disclosed pursuant to requirements of law or valid legal process, provided that the Executive shall promptly notify the Company in advance of any such disclosure and reasonably cooperate in the Company’s attempts to maintain the confidentiality of its information at issue.

b.	Executive’s Use of Confidential Information. The Executive shall not, without the Company’s prior written consent, at any time, directly or indirectly, for a period of two

(2) years following the date of this Agreement: (i) use any Confidential Information for any purpose; or (ii) disclose or otherwise communicate any Confidential Information to any person or entity without the Company’s prior written consent.

c.	Acknowledgments. The Executive acknowledges that during the Executive’s employment with the Company, the Executive had access to Confidential Information, all of which was made accessible to the Executive only in strict confidence; that unauthorized disclosure of Confidential Information could damage the Company’s business; that Confidential Information could be susceptible to immediate competitive application by a competitor of the Company’s; that the Company’s business is, in part, dependent on access to and the continuing secrecy of Confidential Information; that certain Confidential Information is novel, unique to the Company and known only to the Executive, the Company and certain key executives and contractors of the Company; that the Company shall at all times retain ownership of all Confidential Information; and that the restrictions contained in this Agreement are reasonable and necessary for the protection of the Company’s legitimate business interests.

d.	Records Containing Confidential Information. “Confidential Records” means all documents and other records, whether in paper, electronic or other form, that contain or reflect any Confidential Information. The Executive shall immediately deliver to the Company or its designee (and shall not keep in the Executive’s possession or deliver to any other person or entity) all Confidential Records and all other Company property, whether tangible or intangible, in the Executive’s possession or control. The Executive understands and agrees that compliance with this paragraph may require that data be removed from the Executive’s personal computer or other electronic equipment. Consequently, upon written request from the Company, the Executive agrees to certify in writing to the Company that all Company Confidential Records previously existing on the Executive’s personal computer or other electronic equipment have been deleted and/or destroyed.

3. Non-Compete and Prohibition of Unfair Solicitation. During the 12 months following the “Termination Date” (as defined in the Severance Letter between the Company and the Executive dated September 7, 2014), the Executive shall not, without the Company’s prior written consent, directly or indirectly (a) whether as an employee, consultant, advisor, independent contractor, or in any other capacity, provide management or executive services similar to those provided by Executive to the Company prior to such Termination Date, to any fast casual restaurant concept operating primarily as a bakery cafe or a bagel-centric restaurant, offering products similar to those offered by the Company in the United States, including, by way of example, but not limited to Corner Bakery, Bruegger’s Bagels and La Madeleine; or (b) cause or attempt to cause any executive, agent or contractor of the Company or any Company affiliate to terminate his or his employment, agency or contractor relationship with the Company or any Company affiliate. Notwithstanding the forgoing, however, this paragraph shall not prohibit any entity with whom the Executive is employed or otherwise affiliated from soliciting or hiring any person so long as the Executive is not consulted concerning or otherwise involved, directly or indirectly, in such solicitation and/or hiring, nor shall this paragraph impose any liability upon any entity in the event that any person applies for or inquiries concerning employment in response to any advertisement or other job posting, so long as the Executive is not consulted concerning or otherwise involved, directly or indirectly, in any aspect of the recruitment, evaluation or hiring of the person(s) in question.

8